Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Voya MAP Plus NP^{SM}

Supplement Dated January 11, 2016 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2015, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> ***The following information only affects you if your plan had not invested in the subaccounts that correspond to the Lord Abbett Funds listed below as of December 31, 2015.***

The following Lord Abbett funds have been closed to substantially all new retirement and benefit plans:
- Lord Abbett Core Fixed Income Fund
- Lord Abbett Developing Growth Fund
- Lord Abbett Fundamental Equity Fund
- Lord Abbett Mid Cap Stock Fund
- Lord Abbett Small-Cap Value Fund

Notwithstanding, retirement and benefit plans that have invested in one or more of these Lord Abbett funds as of the close of business on December 31, 2015, may continue to hold shares of the funds they invested in previously and make additional purchases of those funds, including purchases by new plan participants.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***